UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42715

KANDAL M VENTURE LIMITED

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Completion of Sales and Purchase Agreement for Acquisition

References are made to the Form 6-k of Kandal M Venture Limited (the “Company”) dated March 6, 2026 and March 11, 2026 in relation to a sales and purchase agreement regarding acquisition of 15% of the total issued share capital of Dumaine International Ltd (“Dumaine”). Unless the context requires otherwise, capitalized terms used in this announcement shall have the same meaning as defined in the said Forms 6-k.

On June 8, 2026, Padachi M, Mr. Miao Duncan and Mr. Miao Tai Wai, David, entered into another sales and purchase agreement (the “Second Agreement”), pursuant to which Padachi M conditionally agreed to purchase, and Mr. Miao Duncan and Mr. Miao Tai Wai, David, conditionally agreed to sell, an aggregate of another 15% of Dumaine at aggregate consideration of US$2.5 million to be settled entirely in cash, which are to be funded solely by cash on hand of Padachi M.

The consideration of US$2.5 million was determined based on arms’ length negotiations among the parties, taking into account, among other things, a valuation report dated January 30, 2026 prepared by Moore Transaction Services Limited, which assessed the fair market value of the Target. The transaction concerned constitutes related parties transaction  and was approved by the board of directors of the Company on June 8, 2026.

Immediately prior to the completion of the Agreement, issued share capital of Dumaine was owned as to 15% by Padachi M, 38.25% by Mr. Miao Duncan and 46.75% by Mr. Miao Tai Wai, David. Immediately after the completion of the Agreement, issued share capital of Dumaine was owned as to 30% by Padachi M, 31.50% by Mr. Miao Duncan and 38.50% by Mr. Miao Tai Wai, David. Mr. Miao Duncan is our Director and chairman of the board of Directors. Our controlling shareholder, DMD Venture Limited, is owned as to 45% by Mr. Miao Duncan and 55% by Mr. Miao Tai Wai, David.

Dumaine Overview

Dumaine is an exempt private company limited by shares incorporated in the British Virgin Islands headquartered in Hong Kong. The company is an investment holding company, with subsidiaries principally engaged in luxury handbag manufacturing.

A copy of the Second Agreement is filed as Exhibit 10.1 to this Form 6-K.

Exhibit Index

Exhibit Number	Description
10.1	Second Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

Date: June 8, 2026	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

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